Exhibit 99.2

PACIFIC HARBOUR CAPITAL LTD.
Management Discussion and Analysis
QUARTER END REPORT – December 31, 2009

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd’s financial results for the third quarter ended December 31, 2009. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements as at December 31, 2009 and the March 31, 2009 audited financial statements and the notes to the audited financial statements.

1.1 Date of Report: February 22, 2010

1.2 Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is based in Vancouver, British Columbia, Canada and is in the business of providing administrative services and rent to public companies. It is also actively searching for other business opportunities.

During the third quarter ended December 31 2009, the Company did not invest or dispose of any marketable securities or investment. As of December 31, 2009, the Company continued to hold marketable securities of $19,000 at fair market value and $100,056 investments at cost.

For the third quarter ended December 31, 2009, the Company reported a net loss of $55,345 or $0.01 loss per share and with accumulated deficit of $7,628,303 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of December 31, 2009, the Company had cash and cash equivalents of $269,285 and working capital of $301,157. The Company had no long-term debt.

1.3 Results of Operations For the Third Quarter Ended December 31, 2009 and 2008

Revenue

The Company did not generate any administrative service and rent revenue for the three months and nine months ended December 31, 2009 as compared to $11,980 and $35,980 respectively, for the same periods last year. In January 2009, administrative services were terminated.

General and Administrative Expenses

General and administrative expenses for the three months and nine months ended December 31, 2009 were $60,495 and $189,410, respectively, as compared to $67,436 and $223,939, respectively, for the same periods last year. Overall, general and administrative expenses declined as follows:

•	Promotion and advertising reduced $14,579 for the nine months ended December 31, 2009 due to cut costing initiative. The Company also recorded promotion expense recovery of $3,506 in the current nine months period.

•	Office and general expenses reduced $4,764 or 35% for the current nine months period also due to cost cutting measure including the termination of various office maintenance contracts.

Other Items

Investment income

Interest income for the three and nine months ended December 31, 2009 was $2,400 and $7,500, respectively, as compared to $3,841 and $13,017, respectively, for the same periods in 2008. The reduction in interest income was due to lower cash and cash equivalents balance over the period and lower interest rate earned on short-term liquid investments.

Unrealized gain (loss) on marketable securities

Due to improved market condition, the company recorded unrealized gain on marketable securities of $2,750 for the three months ended December 31, 2009 as compared to an unrealized loss of 13,026 for the comparable period in 2008. Cumulatively for the nine months ended December 31, 2009, the Company recorded unrealized gain of $26,543 as compared to an unrealized loss of $36,638 for the same period last year.

Net Loss

For the three months ended December 31, 2009, the Company reported a net loss of $55,345 or $0.01 loss for the quarter as compared to a net loss of $64,641 or $0.01 loss per share for the same period last year. Cumulatively for the nine months period, net loss was $162,548 or $0.02 loss per share as compared to a net loss of $211,580 or $0.03 loss per share for the nine months ended December 31, 2008.

1.4 Transactions with Related Parties

For the nine months ended December 31, 2009, the Company paid $18,000 (2008: $18,000) in management fee to Equation Capital Ltd., a company controlled by Mr. Thomas Pressello, a director and officer of the Company. The management fees were paid in connection with services provided by Mr. Pressello in overseeing the day-to-day operations of the Company.

The Company also received $Nil (2008: $35,980) in fees from a related company, Sandstone Ventures Corporation, a company controlled by Mr. Thomas Pressello, a director and officer of the Company. These fees were paid to the Company for shared office facilities and administrative and accounting staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q4 Mar 31, 2008	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar 31, 2009	Q1 June 30, 2009	Q2 Sept 30, 2009	Q3 Dec 31, 2009
Total Revenue	$ 17,714	$ 12,000	$ 12,000	$ 11,980	$ 3,990	$ -	$ -	$ -

Income or loss before discontinued operations and extraordinary items:

	Q4 Mar 31, 2008	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar 31, 2009	Q1 June 30, 2009	Q2 Sept 30, 2009	Q3 Dec 31, 2009
Total	$ (191,728)	$ (54,824)	$ (92,114)	$ (64,641)	$ (49,533)	$ (49,733)	$ (57,470)	$ (55,345)
Per Share	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Per Share Fully Diluted	$(0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Net income or loss:

Total	$ (191,728)	$ (54,824)	$ (92,114)	$ (64,641)	$ (49,533)	$ (49,733)	$ (57,470)	$ (55,345)
Per Share	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Per Share Fully Diluted	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

General Discussion of Quarterly Results Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows: During the fourth quarter ended March 31, 2008, net loss of $191,728 was the result of unrealised loss on write-down of investment and revenue adjustment of $23,615, stock-based compensation of $74,482 and net general and administrative expenses of $93,631.

1.6 Liquidity and Capital Resources

Working capital decreased by $160,076 from $461,233 as of March 31, 2009 to $301,157 as at December 31, 2009. The decrease was primarily attributable to operating loss for the period.

For the third quarter ended December 31, 2009, cash used in operating activities was $67,621 from operations as compared to $73,934 from the comparable quarter last year. From an operating standpoint, the Company continues to finance its operations from proceeds generated from sale of marketable securities and investments to remedy operating deficiency. The Company has no plans for any material capital expenditures in the coming year. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. There is no assurance that the Company will be successful in achieving these objectives.

The Company did not engage in any financing activities in the three and nine months ended December 31, 2009 and the comparable periods in 2008.

From investing activities, the Company received gross proceeds of $10,560 from disposal of marketable securities in the nine months period ended December 31, 2009 as compared to $nil from the same period last year.

Overall, the Company had net cash outflow of $67,621 for the third quarter ended December 31, 2009. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.7 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8 Contractual Obligations and Commitments

On December 31, 2009, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.9 Financial instruments and Risk Factors

The principal financial instruments used by the Company are as follows:

•	Cash and cash equivalents

•	Marketable securities

•	Investments

•	Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and issuers. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $2,500 per annum.

1.10 International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover from Canadian Generally Accepted Accounting Principles (“GAAP’) to International Financial Reporting Standard (“IFRS’) for publicly accountable enterprises for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS for fiscal year beginning April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company commenced the planning of its changeover plan and identified the following four phases of its conversion plan: planning, detailed assessment, operational implementation and post-implementation. The planning and detailed assessment phases involves identifying major differences between current Canadian GAAP and IFRS and the potential quantitative impact to the financial statements and note disclosures and exemptions available on transition. Other areas such as business processes and resources impacted are also assessed. The operations implementation phase includes the design and implementation of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at April 1, 2010, fiscal 2010 and thereafter. Post implementation will involve a continuation of the monitoring of changes in IFRS and associated interpretation bulletins.

1.11 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

As the Company is classified as a Venture Issuer, it is required to file basic Chief Executive Officer and Chief Financial Officer Certificates. The Company makes no assessment relating to the establishment and maintenance of disclosure controls and procedures as defined under Multilateral Instrument 52-109.

Management has exercise care and diligence to ensure that there are appropriate information systems and controls in place to ensure that the financial reporting is complete and reliable. Due to the small size of the Company, management tries to perform frequent and periodic reviews of all activities in order to mitigate the lack of segregation of duties that is a common risk factor for small venture issuers.

1.12 Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400 General Standards of Financial Statement Presentation: The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535 Capital Disclosures”. This section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation: These new standard replaces accounting standard 3861 Financial Instruments – Disclosure and Presentation and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail on financial assets and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Effective April 1, 2009, the Company adopted CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets and Section 3450 Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

1.13 Share Capital Outstanding

Authorized Capital
100,000,000 common shares without par value
100,000,000 preferred shares without par value

Issued and outstanding
7,247,703 common shares as at December 31, 2009

1.14 Forward Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of the Company to be materially different from any future results, performance expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.